Exhibit 99.1

Cango Inc. Announces Definitive Agreements to Dispose PRC Business

SHANGHAI, April 3, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has entered into definitive agreements to sell its existing business in the PRC (the “PRC Business”) to Ursalpha Digital Limited, a company incorporated under the laws of British Virgin Islands (the “Purchaser”), for a total consideration of approximately US$351.94 million in cash (with initial payment of approximately US$210.64 million on the closing date and the remaining amount to be paid subject to the Company’s fulfillment of certain tax filing and payment obligations and in quarterly installments based on reduction in the credit risk exposure, as of February 28, 2025, of the legal entities sold to the Purchaser due to outstanding balance of loans facilitated and financing leasing originated by these entities) (the “PRC Business Disposal”).

The Company announced on March 14, 2025 that it received a preliminary non-binding letter of intent (the “Letter of Intent”) from Enduring Wealth Capital Limited (“EWCL”), which proposed the acquisition of control of the Company by EWCL and the disposal of the Company’s PRC Business to a buyer introduced by EWCL. Execution of the agreements with the Purchaser is a major step taken by the Company in response to the Letter of Intent and has been approved by the Company’s special committee formed to assess and consider the transactions proposed by the Letter of Intent as well as the Company’s board of directors.

Closing of the PRC Business Disposal is subject to various closing conditions including, among others, (i) the approval of the transaction by an ordinary resolution of the Company’s shareholders at a shareholders meeting to be convened by the Company, and (ii) the completion of an internal restructuring at the Company that separates its PRC Business from its businesses outside China (including the Bitcoin mining business and automotive trading-related business outside China). There can be no assurance that all the closing conditions will be satisfied or that the PRC Business Disposal will be approved or consummated.

If the PRC Business Disposal is approved and closed, the Company will make a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction. The Company and the Purchaser agreed that the Purchaser shall be entitled to reverse the PRC Business Disposal if, within three months after closing of the PRC Business Disposal, (i) any governmental authority informs the Company that the “China Concept Stock” status of the Company will not be terminated notwithstanding the closing of the PRC Business Disposal, or (ii) an agreement for sale by the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”), of 10,000,000 Class B ordinary shares of the Company to EWCL as proposed in the Letter of Intent (the “Proposed Secondary Acquisition”) has not been executed or the closing of the Proposed Secondary Acquisition has not occurred due to any breach of agreement by the Company. If the PRC Business Disposal is to be reversed, the Company will be required to repurchase the PRC Business from the Purchaser at a consideration equal to the purchase price already paid by the Purchaser.

As the PRC Business Disposal may affect certain provisions in the On-Rack Sales and Purchase Agreement (the “Purchase Agreement”) entered into by the Company on November 6, 2024 for the acquisition of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second through issuance of Class A ordinary shares of the Company to the sellers (the “Share-Settled Transactions”), the Company has entered into an amendment of the Purchase Agreement with Golden TechGen Limited (“GT”), the expected largest seller in the Share-Settled Transactions who may amend the Purchase Agreement on behalf of all the sellers, ensuring that execution of the agreements for the PRC Business Disposal did not constitute a default under or violation of the Purchase Agreement. However, the Company expects further amendments to the Purchase Agreement in order to implement the PRC Business Disposal and GT has agreed to use its commercially reasonable efforts to discuss and agree with the Company on such further amendments as necessary.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Cango has deployed its mining operation across strategic locations including North America, Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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